Exhibit (a)(5)(A)

For Immediate Release	TBC Contact: Patrice Kelty 561-383-3000x 2527 / (M) 561-420-3052

Midas Contact: Bob Troyer 630-438-3016 / (M) 312-543-6703

TBC CORPORATION ANNOUNCES RESULTS OF

TENDER OFFER FOR ALL OF THE OUTSTANDING

SHARES OF COMMON STOCK OF MIDAS, INC.

Palm Beach Gardens, FL and Itasca, Ill — April 25, 2012 — TBC Corporation (“TBC”) today announced that it has accepted for payment all of the shares of Midas, Inc. common stock tendered pursuant to TBC’s tender offer for all of the outstanding shares of common stock of Midas, Inc. (NYSE: MDS) (“Midas”) at a purchase price of $11.50 per share. As of the expiration of the offer, 9,923,605 shares of common stock of Midas were validly tendered and were not withdrawn (including 326,192 shares tendered pursuant to guaranteed delivery procedures). Such shares represent 68.8% of the 14,433,908 shares of Midas stock outstanding as of April 24, 2012. All of such shares have been accepted for payment in accordance with the terms of the tender offer. The tender offer expired at 12:00 midnight (New York City time) at the end of April 24, 2012.

TBC intends to exercise the “top-up” provided in the merger agreement to purchase additional shares from Midas, which will allow TBC to complete and close the merger and acquisition of Midas without stockholder approval. TBC currently expects to pay for the shares accepted for payment pursuant to the tender offer on April 30, 2012 and to complete the merger immediately thereafter, at which time Midas will become a wholly owned subsidiary of TBC. All outstanding shares of common stock of Midas, other than shares held by TBC or by Midas’ stockholders who are entitled to and properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive cash equal to the $11.50 offer price per share. In addition, upon completion of the merger, the common stock of Midas will cease to be traded on the NYSE.

About TBC Corporation

Headquartered in Palm Beach Gardens, Fla., TBC Corporation is one of the nation’s largest marketers of automotive replacement tires through a multi-channel strategy. TBC Corporation is a wholesale supplier to independent regional tire retailers and distributors throughout the U.S., Canada and Mexico. Additionally, TBC’s wholesale group operates Carroll Tire, a regional tire wholesale distributor servicing independent tire dealers across the United States. TBC’s Retail Group operates more than 1200 franchised and company-owned tire and automotive service centers under the brands Tire Kingdom®, Merchant’s Tire & Auto Centers®, NTB-National Tire & Battery and Big O Tires®. TBC is owned by Sumitomo Corporation of America (SCOA). SCOA is the largest subsidiary of Sumitomo Corporation (SC), one of Japan’s major integrated trading and investment business enterprises.

About Midas

Midas is one of the world’s largest providers of automotive service, offering brake, maintenance, tires, exhaust, steering and suspension services at more than 2,250 franchised, licensed and company-owned Midas shops in 14 countries, including nearly 1,500 in the United States and Canada. Midas also owns the SpeeDee Oil Change business, with 161 auto service centers in the United States and Mexico.

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